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                                                                    EXHIBIT 99.3


                         COMPTROLLER OF PUBLIC ACCOUNTS
                                 P.O. BOX 13528
                             AUSTIN, TX 78711-3528


February 3, 2000

Mr. Gerard A. Desrochers
Baker & Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Dear Mr. Desrochers:

You have requested a ruling regarding the applicability of Texas franchise tax to a proposed transition property securitization transaction undertaken pursuant to Senate Bill 7, passed by the 76th Legislature.

Senate Bill 7 (the "Act") provides for the restructuring of the electric utility industry and sets forth provisions for the industry's transition from a regulated to a competitive electric market. Pursuant to Chapter 39, Subchapter G, of the Act, an electric utility may request the Public Utility Commission to adopt a financing order allowing the utility to impose transition charges to recover its stranded and other costs and regulatory assets. An electric utility's rights under such a financing order, including the right to impose, collect, and receive transition charges authorized in the order, may be transferred to an assignee or pledged to secure financing; the transferred or pledged rights become "transition property."

The Act specifically provides that transition property constitutes a present property right for purposes of contracts concerning the sale or pledge of property. Pursuant to a financing order, an electric utility or its assignee may issue transition bonds that are secured by or payable from transition property. The transition bonds are retired by use of proceeds from the transition charges.

Reliant Energy proposes to create a Texas, Nevada, or Delaware limited liability company ("Issuer") qualified to do business in Texas, of which Reliant Energy will be the sole member. Reliant Energy will apply to the PUC for a Financing Order. Upon its issuance, Reliant Energy will transfer the Financing Order to Issuer. As a result of such transfer, the Financing Order will become Transition Property.

The purposes of Issuer will be limited to:

     (i) the acquisition, management, administration, pledge, assignment, and sale of Transition Property,

     (ii)   the issuance and sale of Transition Bonds,

     (iii) the receipt of Transition Charges and corresponding payment of amounts due under Transition Bonds,
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Mr. Gerard A. Desrochers
February 3, 2000
Page 2


     (iv)   the investment in short-term financial assets or securities of cash
            (a) generated from the foregoing activities ("Accumulated Bond Funds") or (b) initially contributed by Reliant Energy to Issuer in satisfaction of a Transition Bond Indenture, or similar agreement or covenant providing credit enhancement (the "Initial Cash Requirement"), and

     (v) those activities necessary, suitable, or convenient to accomplish the foregoing purposes.

In connection with Issuer's securitization of Transition Property and issuance of Transition Bonds, Reliant Energy will:

     (i)    contribute to Issuer the Initial Cash Requirement,

     (ii) act as servicer of the Transition Property and Transition Charges for and on behalf of Issuer and receive a fee therefore (the "Servicer Fee"),

     (iii) invest Transition Charge collections in short-term financial assets or securities prior to the periodic remittance of such Transition Charge collections to Issuer ("Collection Earnings"), and

     (iv) receive from Issuer distributions of (a) net proceeds from Transition Bond sales and (b) net earnings from short-term investments of the Initial Cash Requirement (together, "Issuer Distributions").

Upon retirement of the Transition Bonds, Issuer will terminate its operations and dissolve.

The exemption from taxation provided in Section 39.311 expressly references franchise tax and transactions involving the transfer and ownership of transition property and receipt of transition charges within a financing order of the Public Utility Commission. As such, transactions involving the transfer and ownership of transition property and the receipt of transition charges as described in Section 39.311 will be excluded from the computation of taxable capital and taxable earned surplus for Issuer. In addition, Issuer's short-term earnings on Accumulated Bond Funds and the Initial Cash Requirement as described above will be excluded from the computation of taxable capital and taxable earned surplus for Issuer.

You have asked that we rule that no Texas state or local property or ad valorem tax will be imposed on or with respect to a Financing Order or Transition Property. Dan Wilson of the Comptroller's Property Tax Division advises that they have no authority in this situation and that you should contact the appropriate local appraisal district(s).

Responses to your remaining questions will be forthcoming.

This response is based on the facts presented in your letter. If the facts change or if there are additional relevant facts, the response may change.
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Mr. Gerard A. Desrochers
February 3, 2000
Page 3


If you have additional franchise tax questions, please write me or call me at 1-800-531-5441. My extension is 3-3958.

Sincerely,

/s/ TERESA COMER

Teresa Comer
Tax Policy Division

c:  Karey W. Barton, Director of Tax Policy
    Bryant Lomax, Manager, Tax Policy
    Dan Wilson, Property Tax Division
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                         COMPTROLLER OF PUBLIC ACCOUNTS
                                 P.O. BOX 13528
                             AUSTIN, TX 78711-3528


May 16, 2000

Mr. Gerard A. Desrochers
Baker & Botts L.L.P.
One Shell Plaza
910 Louisiana
Houston, TX 77002-4995

Dear Mr. Desrochers:

I have been asked to write to you regarding the application of Texas sales tax to a proposed transition property securitization transaction undertaken pursuant to Senate Bill 7, passed by the 76th Legislature. The facts from your letter to Teresa Comer are included by reference.

Transition property means the rights and interests of an electric utility or successor under a financing order issued by the Public Utility Commission that have been transferred to an assignee or pledged in connection with the issuance of transition bonds. Transition property includes the right to impose, collect, and receive transition charges authorized in the order. Transition property is not a taxable item as defined In Chapter 151. Limited Sales, Excise, And Use Tax. Texas sales and use tax will not be imposed on the sale, contribution, or other transfer of Transition Property (a) from Reliant Energy to Issuer or (b) to one or more third parties.

Transition charges are nonbypassable amounts to be charged for the use or availability of electric services, approved by the Public Utility Commission under a financing order to recover qualified costs, that shall be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in the financing order. Transition charges are not charges for tangible property or taxable services and will not be subject to sales tax.

Texas sales and use tax will not be imposed on any Servicer Fee, Collections Earnings, or Issuer Distributions received by Reliant Energy as these amounts do not relate to sales of taxable items under Chapter 151. Limited Sales, Excise, And Use Tax.

Texas sales and use tax will not be imposed on Issuer's short-term earnings on Accumulated Bond Funds or the Initial Cash Requirement as these amounts do not relate to sales of taxable items under Chapter 151. Limited Sales, Excise, And Use Tax.

I hope this information is helpful.
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Mr. Gerard A. Desrochers
May 16, 2000
Page 2


You may call me toll-free at 1-800-531-5441, ext. 3-4680.  The direct line is
(512) 463-4680. You may also write to Tax Policy, Comptroller of Public Accounts. The e-mail address is tax.help@cpa.state.tx.us.

Sincerely,

/s/ AL VAN ALLEN

Al Van Allen
Tax Policy Division
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                         COMPTROLLER OF PUBLIC ACCOUNTS
                            AUSTIN TEXAS 78774-0100
                                 STATE OF TEXAS


May 24, 2000

Gerard A. Desrochers
Baker & Botts, L.L.P.
One Shell Plaza
910 Louisiana
Houston, Texas 77002-4995

Dear Mr. Desrochers:

Your letter to Ms. Teresa Comer concerning the exemption in Utilities Code,
Section 39.311 was assigned to me for a response regarding the Public Utility Commission (PUC) Gross Receipts Assessment. You state that your client operates an electric utility subject to the restructuring of the electricity industry in Texas. Your client will be filing (or has filed) for a Financing Order with the PUC. A Financing Order from the PUC approves the issuance of transition bonds and transition charges for the recovery of qualified costs.

Utilities Code, Section 39.302(7) defines transition charges to be "nonbypassable amounts to be charged for the use or availability of electric services, approved by the commission under a financing order to recover qualified costs, that shall be collected by an electric utility, its successors, an assignee, or other collection agents as provided for in the financing order."
Section 39.311 creates a tax exemption for transactions involving the transfer and ownership of transition property and exempts the receipt of transition charges from state and local income, sales, franchise, gross receipts, and other taxes or similar charges. Section 39.107(d) states that "beginning on the date of introduction of customer choice in a service area, a transmission and distribution utility, or an electric cooperative or municipally owned utility providing the customer's energy requirements shall bill a customer's retail electric provider for nonbypassable delivery charges as determined under Section
39.201. The retail electric provider or the electric cooperative or municipally owned utility, as appropriate, must pay these charges."

Utilities Code Section 16.001(b) imposes an assessment "equal to one-sixth of one percent of the public utility's, retail electric provider's, or electric cooperative's gross receipts from rates charged to the ultimate consumer in this state." Section 11.003(16) defines, in part, a rate to include "any compensation, tariff, charge, fare, toll, rental, or classification that is directly or indirectly demanded, observed, charged, or collected by a public utility for a service, product, or commodity described in the definition of utility in Section 31.002 or 51.002."

The specific ruling requested in 4.1 concerns property or ad valorem tax and will not be addressed here. The financial transactions described in specific ruling requests 4.2, 4.3, 4.4 and 4.5 are not "rates charged to the ultimate consumer in this state" and do not occur at the imposition point for the PUC Gross Receipts Assessment.
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Mr. Gerard A. Desrochers
May 24, 2000
Page 2


This response is based on the facts presented. Different, though similar, facts could produce a different response.

If you have any questions or need additional information, you may call me at 1-800-531-5441, extension 3-4634. My regular Austin number is 512/463-4634, and my fax number is 512/475-0900. Written correspondence may be addressed to Tax Policy Division, Capitol Station, Austin, Tx 78774, or sent to tax.help@cpa.state.tx.us.

Yours very truly,

/s/ ELIZABETH GRIEDER

Elizabeth Grieder
Tax Policy Division

cc:  Ms. Teresa Comer